December 9, 2020

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Roth CH Acquisition II Co.
Registration Statement on Form S-1
File No. 333-250937

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Roth CH Acquisition II Co. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. EST on Thursday, December 10, 2020, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that 500 copies of the Preliminary Prospectus dated December 8, 2020 have been, or will be, distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

ROTH CAPITAL PARTNERS

By: /s/ Aaron Gurewitz

Name: Aaron Gurewitz

Title: Head of Equity Capital Markets

CRAIG-HALLUM CAPITAL GROUP

By: /s/ Steve Dyer

Name: Steve Dyer

Title: Chief Executive Officer